Exhibit 1.02

Conflict Minerals Report
Of
Generac Holdings Inc.
For the Year Ended December 31, 2013

Generac Holdings Inc. (the “company,” “Generac,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended Rule 13p-1. Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products. For purposes of the Rule and the related disclosures, the term “Conflict Minerals” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”

We use 3TG in some of our products and have undertaken to investigate their origins. As described more fully below, we examined our products for the presence of 3TG and investigated the origins of the 3TG found to be present in identified items.

While we have not yet identified any 3TG as having originated from the Democratic Republic of the Congo or neighboring countries, we have not received sufficient information from our suppliers in order to conclude that our products are, or are not, “DRC conflict free,” as defined in applicable SEC rules. Specifically, we have not yet been able to determine the origin of the 3TG contained in a number of those products. Consequently, we are not in a position to determine whether our products are or are not, “DRC conflict free.” Accordingly, the products are considered “DRC conflict undeterminable,” as defined in applicable SEC rules. Those rules define “DRC conflict free” as being a product that does not contain Conflict Minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo, or an adjoining country. The rules further define “DRC conflict undeterminable” as being a product manufactured or contracted to be manufactured that a company, such as us, is unable, after exercising due diligence, to determine qualifies as “DRC conflict free.”

This report has not been audited. Rule 13p-1 provides that a report need not be audited if a registrant has reached a determination that its products are “DRC conflict undeterminable” for calendar year 2013 or 2014.

This report is available in the Investor Relations, Corporate Governance Highlights of our website at www.Generac.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

COMPANY OVERVIEW

We are a leading designer and manufacturer of a wide range of power generation equipment and other engine powered products serving the residential, light commercial, industrial and construction markets.  Unlike our primary competitors in the generator market, power generation is our main focus.  As the only significant market participant focused predominantly on these products, we have one of the leading market positions in the power equipment market in North America and an expanding presence internationally.  We believe we have one of the widest range of products in the marketplace, including residential, commercial and industrial standby generators, as well as portable and mobile generators used in a variety of applications.  Other engine powered products that we design and manufacture include light towers which provide temporary lighting for various end markets and a broad product line of power washers for residential and commercial use.

We design, manufacture, source and modify engines, alternators, transfer switches and other components necessary for our products, which are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™.  Our products are available internationally through a broad network of independent dealers, retailers, wholesalers, e-commerce websites and equipment rental companies under the Generac®, Magnum™, Ottomotores and Tower Light brand names.  We also sell direct to certain national and regional account customers that are the end users of our products.

We have what we believe is an industry leading, multi-layered distribution network, and our products are available in thousands of outlets primarily across the U.S. and Canada, with an expanding presence internationally in the Latin America, Europe, Middle East, Africa and Asia/Pacific regions.  We have a significant market share in the residential and light commercial generator markets, which we believe are currently under penetrated. We believe that our leading market position is largely attributable to our strategy of providing a broad product line of high-quality, innovative and affordable products through our extensive and multi-layered distribution network.  In addition, through recent acquisitions, we are also a leading provider of light towers and mobile generators, as well as a supplier of industrial diesel generators ranging in sizes up to 2,500kW.

See Part I, Item 1, Business of our Form 10-K Annual Report for the year ended December 31, 2013 for additional information.

We conducted an analysis of our products and determined that 3TG is used in the manufacture of certain of our products. After further analysis, we were not able to determine that those products were, or were not, “DRC conflict free”; consequently, those products are treated for purposes of this report as “DRC conflict undeterminable.”

OUR APPROACH TO CONFLICT MINERALS AND SUPPLY CHAIN MANAGEMENT

Conflict Minerals Policy

Our Conflict Minerals Policy can be found at www.Generac.com under Investor Relations, Corporate Governance Highlights.

Management Systems

Internal Team

We established a steering committee, known as the Conflict Minerals Steering Committee, and tasked it with:

•	analyzing the applicability of the conflict minerals law to our operations;
•	conducting due diligence on those matters affected by that law; and
•	preparing and filing any required Conflict Minerals Report.

Our Steering Committee includes executive-level representatives and a cross-functional team of subject matter experts from relevant functions, including Strategic Sourcing, Accounting, and Corporate Legal. The Steering Committee is responsible for implementing our conflict minerals compliance strategy and is led by the Executive Vice President for Strategic Global Sourcing, who acts as the conflict minerals program manager, subject to the oversight of our Chief Financial Officer. The Steering Committee met on a monthly basis until early 2014, at which point the group transitioned to bi-weekly meetings to focus on deliverables relating to the June 2 deadline for filing the company’s Form SD. Senior management and the Audit Committee of our Board of Directors are briefed periodically on the results of our due diligence efforts.

The Steering Committee concluded that the applicable SEC rules regarding Conflict Minerals apply to our operations. The Steering Committee then developed the Conflict Minerals Policy noted above. It also developed a due diligence process, in consideration of the Organization for Economic Co-operation and Development’s (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”) and conducted that due diligence, including a Risk Assessment and Reasonable Country of Origin Inquiry (“RCOI”), which are described below under “Due Diligence Process.”

Control Systems

Controls include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for our employees and suppliers. Additionally, as we enter into new supply contracts or renew existing supply contracts, we are adding a Conflict Minerals contract clause that requires suppliers to provide us with information about the source of 3TG and smelters.

Grievance Mechanism

We have multiple long-standing grievance mechanisms whereby employees and suppliers can report violations of our codes of conduct and other policies. Generac encourages its employees to proactively take responsibility and promptly report actual or potential violations of our Code of Business Conduct to human resources or legal or via our hotline. Reports received are documented whether those reports come through our helpline, or via email, correspondence, telephone, in person, or from other sources inside or outside of the company.

Supplier Engagement and Supply Chain Management

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we rely on our direct suppliers to provide information on the origin of any 3TG contained in items that they supply to us — including any 3TG supplied to them from lower tier suppliers and the origin of the smelters involved in the refining of the material. We conducted a survey of the substantial majority of our suppliers in 2013. We identified suppliers, which, based on the probability that Conflict Minerals are contained in their products, represent “high risk.” We attended educational forums and conducted informal discussions with others in our industry and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule 13p-1 requirement.

DUE DILIGENCE PROCESS

Design of Due Diligence

The company conducted a RCOI which began with the initial task of developing a corporate supplier list which covered the production suppliers of all Generac business units. These suppliers were provided with a survey and instructed to submit their response to “Supplierfeedback@generac.com” within the allotted time period. Those who did not respond to the initial inquiry were sent a second round of surveys encouraging their response. If the supplier had not responded by this stage, the situation was escalated to the commodity management team and reported to the Steering Committee. The next step was to identify which remaining suppliers were required to respond such that the diligence results would represent the substantial majority of the company’s suppliers measured by annual spend. Each such major supplier was personally engaged as needed in an attempt to obtain a response.

Our due diligence framework was designed in consideration of  the framework in the OECD’s OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors and subcontractors upstream from our direct suppliers. We rely on the suppliers whose components contain 3TG to provide us with information about the source of Conflict Minerals contained in the components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers.

Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we are developing a risk management plan through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment will be provided periodically to senior management and the Audit Committee of our Board of Directors. As described below under “Due Diligence Results,” we have reached out to our suppliers advising them of the conflict minerals law.

DUE DILIGENCE RESULTS

Survey Responses

We received responses from the substantial majority of the suppliers surveyed. We reviewed the responses against criteria developed by our internal team to determine which required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers, and we have worked directly with them in an effort to secure revised responses.

The large majority of the suppliers who responded provided data at a company or divisional level or, as described above, was unable to specify the smelters or refiners used for components supplied to us. We are, therefore, unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or items supplied to us, or to validate whether any of these smelters or refiners are actually in our supply chain. Despite our good faith effort to determine the countries of origin and chain of custody of the 3TG contained in our products, we have concluded that the products remain “DRC conflict undeterminable.” We have reached this conclusion based on the foregoing, and accordingly we have been unable to determine the facilities used to process any such 3TG, the exact location of the mines, refineries or smelters from which the 3TG in our products came, and whether such 3TG directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country.

We will engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

Steps We Are Taking to Mitigate Risk

We have taken, and are taking the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the DRC or adjoining countries.

➢	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts.
➢
Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and improve the content of the supplier survey responses. We have informed our suppliers about the Conflict Minerals law.

➢
Engage any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

➢	We plan to create and thereafter direct current and future suppliers to a Supplier Code of Conduct.
➢
We are developing a risk management plan through which the Conflict Minerals program is implemented, managed and monitored. Updates to this plan are provided periodically to senior management and the Audit Committee of our Board of Directors.